UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-35075

WESTERN COPPER AND GOLD CORPORATION
(Translation of registrant's name into English)

15th Floor – 1040 West Georgia Street,
Vancouver, BC V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Information Circular

99.2	Notice of Annual General Meeting

99.3	Form of Proxy

99.4	Voting Instruction Form

99.5	Notice and Access Notice to Shareholders

99.6	Financial Statements Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper and Gold Corporation
(Registrant)

Date: May 18, 2016	By:	/s/ Julien François
Julien François

	Title:	Chief Financial Officer